Exhibit 2.3

http://www.gses.com

AT THE COMPANY
John V. Moran
Chief Executive Officer

FOR IMMEDIATE RELEASE

GSE Systems Acquires TAS Holdings Limited

Sykesville, Maryland, April 26, 2010--GSE Systems, Inc. (GSE) (NYSE Amex:GVP), a leading global provider of real-time simulation and training solutions to the power, process, manufacturing and Government sectors, announced today the acquisition of TAS Holdings Limited, which does business under the name TAS Engineering Consultants. TAS, a private company located in Stockton on Tees in the UK, is an engineering consulting company specializing in electrical system design, instrumentation and controls engineering, automation engineering and safety consultancy.  They also provide computer modeling services for major electrical generation and distribution systems including traditional and renewable power.  The majority of TAS’s customers reside in the petroleum refining, oil and gas, chemical, petrochemical, process and power industries.  For the year ended September 30, 2009, TAS had revenues of approximately $3.7 million. The acquisition of TAS is expected to be immediately accretive to GSE’s earnings per share.

GSE paid approximately $123,000, and 123,000 shares of GSE common stock at closing and based upon current estimates will be obligated to pay an additional approximately $92,000 on or before September 30, 2010.  In addition, if TAS attains certain pre-tax net income levels for the years ending December 31, 2010 and 2011, the shareholders of TAS could receive up to an additional approximately $1 million.  GSE has the option to pay 50% of such additional amount in GSE common stock.

John V. Moran, GSE’s CEO stated, “The acquisition of TAS is strategically important for both companies from a number of different perspectives.  First, TAS’s expertise in electrical distribution system modeling with variable sources of power, such as renewable energy generation, will help GSE extend its capability into the modeling and simulation of electrical distribution and grid systems.  Secondly, TAS routinely encounters training opportunities that coincide with their engineering and consulting projects thereby creating cross selling opportunities for GSE’s growing training organization.  Third, the acquisition expands GSE’s presence in the UK through access to existing marquis TAS clients such as British Petroleum and ConocoPhillips. Lastly, the acquisition of TAS, coupled with GSE’s ongoing training activities at the University of Strathclyde, will enhance our ability to support the UK’s planned construction of twelve new nuclear plants in the coming years through both our nuclear simulation and training divisions which are currently pursuing opportunities in those areas.”

John Maplesden, Managing Director of TAS said, “As part of GSE Systems, TAS will be able to build and expand upon the presence we have already established in our targeted UK and global markets.  We have established a strong reputation with our customer base and experienced steady growth during the past few years.  Providing simulation and training technology and services is a natural progression for TAS which should enable the combined company to rapidly expand both in the UK and globally.”

GSE Systems, Inc. provides training simulators and educational solutions. The Company has over three decades of experience, over 362 installations, and 100 customers in more than 40 countries.  Our software, hardware and integrated training solutions leverage proven technologies to deliver real-world business advantages to the energy, process, manufacturing and government sectors worldwide. GSE Systems is headquartered in Sykesville, Maryland located in the western suburbs of Baltimore, Maryland. Our global locations include offices in St. Marys and Augusta, Georgia; Tarrytown, New York; Nyköping, Sweden and Beijing, China. Information about GSE Systems is available via the Internet at http://www.gses.com.

We make statements in this press release that are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements reflect our current expectations concerning future events and results. We use words such as “expect,” “intend,” “believe,” “may,” “will,” “should,” “could,” “anticipates,” and similar expressions to identify forward-looking statements, but their absence does not mean a statement is not forward-looking. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors that could cause our actual performance or achievements to be materially different from those we project. For a full discussion of these risks, uncertainties, and factors, we encourage you to read our documents on file with the Securities and Exchange Commission, including those set forth in our periodic reports under the forward-looking statements and risk factors sections. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

AT THE COMPANY                                                     INVESTOR RELATIONS CONTACT
John V. Moran                                                                Feagans Consulting Inc.
Chief Executive Officer                                                  Neal Feagans
Phone: 410-970-7801                                                      Phone: 303-449-1184